Exhibit 99.2
LINKTONE CEO PROVIDES COMPANY UPDATE ON RECENT ACHIEVEMENTS
BEIJING, China, APRIL 12, 2011 — Linktone Ltd. (NASDAQ: LTON), a provider of media and entertainment content and services in key strategic markets in Asia, today announced that its Executive Chairman and Group Chief Executive Officer Hary Tanoesoedibjo provided the following statement regarding the company’s recent achievements and business strategy:
To Our Shareholders, Partners and Friends:
Over the course of the last year, we have made a great deal of progress toward our strategic objectives. We have effectively transformed our company from a mobile value-added content and service provider in China, to a broad media and entertainment content and service provider in key geographies across Asia. We have expanded our customer base and broadened our geographic reach as well as diversified our product base, through which we can effectively distribute our growing portfolio of products to a vastly larger audience. I would like to take this opportunity to briefly review our accomplishments that have contributed to these achievements as well as discuss our future opportunities.
Geographic Expansion and Strategic Acquisitions
We have recently made several key additions to our businesses by acquiring majority and minority interests in companies that we believe support our growth strategy to strengthen our geographic footprint, expand our audience and broaden our portfolio. We now have core competencies and distribution capabilities throughout Indonesia, Hong Kong, Malaysia and Singapore with a broader base of products:
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LeTang Game, Limited: To accelerate our presence in the fast growing gaming market, in January 2010 we acquired a 50.01% controlling interest in LeTang, a private company specializing in the development of innovative and interactive content for mobile and online gamers in China.

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InnoForm: Together with our major shareholder, PT Media Nusantara Citra Tbk Group (“MNC Group”)[1], in March 2010 we and MNC Group acquired 50% and 25% of the share capital of InnoForm, respectively, gaining us substantial distribution access to industry leading entertainment and edutainment video, music and movie products for both the English and Chinese language markets throughout Singapore and the Asian region. In June 2010, we subscribed for additional new shares of InnoForm and as a result, Linktone and MNC Group hold 75% and 12.5% of the equity interest of InnoForm, respectively.

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PT Linktone Indonesia — formerly PT Inti Idaman Nusantara (“IDN”): To expand our telecom value-added business beyond China, we acquired a 51% equity interest in IDN which offers telecom value-added services in Indonesia, Asia’s third most populous market (the remaining 49% equity interest in IDN is held by MNC Group).

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Aerospace Satellite Corporation Holding B.V. (“Aerospace”)[1]: As part of the Company’s cash management, in December 2010 we purchased US$20 million of senior secured notes of Aerospace, a wholly-owned subsidiary of PT MNC Sky Vision. In March 2011 we sold US$10 million of these notes in the open market with a gain of approximately 2% over the original purchase price. Utilizing our proceeds from the sale of the Aerospace notes, we acquired stake of less than one percent in PT Global Mediacom Tbk[1] (“Global Mediacom”) through the open market purchase of 116 million common shares at IDR800 (approximately US$0.092) per share. Global Mediacom is Indonesia’s largest integrated media company, operating the country’s leading free-to-air and pay television services.

Our Products
We have significantly enriched our portfolio of products. We now have additional video, audio and games content that opens our market opportunity to a much larger audience. Particularly, we are focused on the entertainment and edutainment genres where we believe we can gain market traction, as these provide sizable opportunities among wireless device users as well as free-to-air and pay TV audiences, movie-goers and netizens. Some of the current home entertainment/theatrical titles that Innoform group will distribute in Singapore/Malaysia include Black Swan, Chronicles of Narnia, Glee, Harry Potter Series, Star Wars trilogy, Don’t Click and Mr and Mrs Single.
Looking Ahead
We are beginning to gain traction among our new opportunities though our expanded market channels and rich content. For the first quarter of 2011, we are currently projecting gross revenues to be in the range of $16.0 million to $17.0 million, which includes revenue from our value-added services, distribution of owned and licensed products, and other services.
With our sturdy foundation of broad content, far reaching distribution channels and sound capital resources from which we can opportunistically allocate resources toward our future growth, we believe that we are well positioned to thrive among this expansive media and wireless entertainment services and market opportunity. As we continue to evolve our business, we maintain our ultimate goal of creating additional value for our company and our shareholders.
Sincerely,
Hary Tanoesoedibjo
Executive Chairman and Group Chief Executive Officer
Linktone Ltd.
ABOUT LINKTONE LTD.
Linktone Ltd. is a provider of rich and engaging services and content to a wide range of traditional and new media consumers and enterprises in Mainland China, Indonesia, Malaysia, Hong Kong and Singapore. Linktone focuses on media, entertainment, communication and edutainment products, which are promoted through the company’s strong nationwide distribution networks, integrated service platforms and multiple marketing sales channels, as well as through the networks of leading mobile operators in Mainland China and Indonesia.

FORWARD-LOOKING STATEMENTS
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: Linktone’s ability to expand into Asian markets outside of China; changes in the policies of the People’s Republic of China (“PRC”) Ministry of Industry and Information and/or the telecom operators in China or in the manner in which the operators interpret and enforce such policies, including policies which reduce the prices the company may charge customers; the risk that other changes in Chinese laws and regulations, including without limitation tax and media-related laws or laws relating to the usage of telecom value-added services, or in application thereof by relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; Linktone’s ability to cost-effectively market its services and products; the risk that Linktone will not be able to compete effectively in the telecom value-added services market in China or any new markets it enters such as the VAS market in Southeast Asia and the market for edutainment and entertainment products, for whatever reason, including competition or changes in the regulatory environment; the risk that Linktone will not be able to realize meaningful returns from its acquisitions or strategic partnerships or may be required to record additional provisions for impairments in the value of the company’s investments in such acquisitions or partnerships; the risk that Linktone will not be able to effectively manage entities that it acquires or effectively utilize their resources; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.
Investor Relations
The Piacente Group, Inc.
Lee Roth or Wendy Sun
linktone@thepiacentegroup.com
Tel: 212-481-2050

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Both Aerospace Satellite and Global Mediacom are affiliates of PT Media Nusantara Citra Tbk, the majority shareholder of Linktone. Mr. Hary Tanoesoedibjo, Linktone’s Executive Chairman and Group Chief Executive Officer, also serves as CEO of MNC Group. The sale of Aerospace Satellite Notes and purchase of Global Mediacom shares were approved by Linktone’s Board of Directors, including the Company’s independent directors.